15046101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53580

SEC Mail Processing Received MAR 02 2015 Washington DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Strategic Investments, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Ave., Suite 1420
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name)*

1450 Brickell Ave. (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Orlando Medellin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Strategic Investments, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

HERIBERT JEAN-LOUIS
MY COMMISSION # EE 114254
EXPIRES: July 29, 2015
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL STRATEGIC INVESTMENTS, LLC

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Global Strategic Investments, LLC

We have audited the accompanying financial statement of Global Strategic Investments, LLC (the "Company"), which comprises the statement of financial condition as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Global Strategic Investments, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Global Strategic Investments, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the financial statements, the Company is currently pending disciplinary proceedings by Financial Industry Regulatory Authority ("FINRA"). In 2014, FINRA's Department of Enforcement instituted a disciplinary action (the "Complaint") against the Company. The Compliant was alleging certain violations of FINRA Rules 3310 (a) and (b) and 2010. The hearing has been scheduled to commence on July 20, 2015. Any potential liability resulting from these matters cannot be reasonably determined and could have a material adverse effect on the Company's financial condition and results of operations. Management believes that the Company has taken all the necessary steps to respond and address these exceptions.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2015

Global Strategic Investments, LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash and cash equivalents	$ 103,678
Securities owned, at fair value	250,275
Receivable from broker-dealers and clearing organizations	81,592
Deposits with clearing organizations	1,100,000
Receivables from affiliates	114,759
Furniture, equipment and leasehold improvements, net	66,537
Prepaid expenses and other assets	182,970
Total Assets	$ 1,899,811
Liabilities and Members' Equity	
Liabilities:	
Commissions payable	168,834
Payable to broker-dealers and clearing organizations	120,911
Accounts payable and accrued expenses	295,330
	585,075
Commitments and Contingencies (Notes 8 and 10)	
Members' equity	1,314,736
Total Liabilities and Members' Equity	$ 1,899,811

See accompanying notes to the Statement of Financial Condition.

Notes to Statement of Financial Condition
December 31, 2014

1. ORGANIZATION

Global Strategic Investments, LLC (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has been a registered broker dealer since 2002. The majority of the Company's customers are primarily from Latin America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 7. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Securities Transactions
Revenues for executing customer securities transactions and proprietary securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

Clearing Arrangements
The Company has clearing agreements with Apex Clearing Corporation and Cor Clearing (the "Clearing Brokers") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Brokers. Pursuant to the respective clearing agreements, the Company is required to maintain a deposit of $1,000,000 with the Apex Clearing and $100,000 with Cor Clearing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities owned, at Fair Value
Securities owned are valued at fair value.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment, and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon estimated useful lives ranging from five to seven years. Leasehold improvements are amortized over the shorter of the estimated useful life or term of the lease.

Repairs and maintenance are expensed as incurred. When furniture or equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

Income Taxes
The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2011.

Subsequent Events
The Company has evaluated subsequent events through February 27, 2015, the date the Statement of Financial Condition was issued.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Revenue from Contracts with Customers
In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers, or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred to the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2016 and in interim periods beginning after December 15, 2016. Early application is not permitted. The Company is currently evaluating the effect the update will have on its financial statements.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net, consisted of the following at December 31, 2014:

Office Equipment	$ 310,654
Leasehold Improvements	49,405
Furniture and Fixtures	47,683
	407,742
Less: accumulated depreciation and amortization	(341,205)
	$ 66,537

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital equal to the greater of $100,000 or 6 2/3% of Aggregate Indebtedness, as defined, and requires that the ratio of Aggregate Indebtedness to Net Capital shall not exceed 15 to 1. At December 31, 2014, the Company's Net Capital was $889,112 and the Required Net Capital was $100,000. At December 31, 2014, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.52 to 1.

6. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company clears its customers' transactions on a fully disclosed basis with the Clearing Brokers. Pursuant to respective clearing agreements, the Company is required to maintain a certain minimum capital with the Clearing Brokers, in the form of either cash or securities. The level is agreed upon from time to time based on the nature of the Company's clearing activities. The Company complies with the Clearing Brokers' requirements for obtaining collateral from customers. At December 31, 2014, the receivables from broker-dealers and the deposits with clearing organizations, included in the accompanying statement of financial condition, are due from these brokers. At December 31, 2014, the Company had $81,592 due from broker-dealers and clearing organizations and $120,911 due to broker-dealers and clearing organizations. Additionally, at December 31, 2014, the Company had $1,100,000 in deposits with clearing organizations.

7. FAIR VALUE MEASUREMENTS

Fair Value Measurements
The Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASU 820"), establishes a framework for measuring fair value, and establishes a fair value hierarch which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

7. FAIR VALUE MEASUREMENTS (CONTINUED)

Determination of Fair Value
The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Fair Value Measurements
For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bonds are valued based on quoted market prices. All corporate bonds trade in active markets and are classified within Level 1.

Items Measured at Fair Value on a Recurring Basis
The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2014, for each fair value hierarchy level:

	Level 1	Level 2	Level 3	Total
Corporate Bonds	$ 250,275	$ -	$ -	$250,275

The Company does not have any financial liabilities that are measured at fair value on a recurring basis as of December 31, 2014.

Items Measured at Fair Value on a Non-Recurring Basis
The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2014.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under non-cancelable operating leases for office equipment through 2016, and office facilities through 2021. Approximate future minimum payments under the non-cancelable operating leases as of December 31, 2014 are as follows:

Years ending December 31,	
2015	$ 146,544
2016	147,976
2017	149,533
2018	154,010
2019	158,627
Thereafter	345,927
	$ 1,102,617

Regulatory

The Company is currently pending disciplinary proceedings by FINRA. In 2014, FINRA's Department of Enforcement instituted a disciplinary action (the "Complaint") against the Company. The Complaint was alleging certain violations of FINRA Rules 3310 (a) and (b) and 2010. The hearing has been scheduled to commence on July 20, 2015. Any potential liability resulting from these matters cannot be reasonably determined and could have a material adverse effect on the Company's financial condition and results of operations. Management believes that the Company has taken all the necessary steps to respond and address these exceptions.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

9. RELATED PARTY TRANSACTIONS

The Company has relationships with affiliated companies through common ownership. At December 31, 2014, the balance due from certain of these affiliates was $114,759. This outstanding balance is inclusive of a note in the amount of $75,000 effective June 18, 2012, bearing a fixed interest rate of 5% that matured on December 31, 2014. The Company is in the process of collecting this outstanding receivable during 2015. At December 31, 2014, the balance due to certain of these affiliates was $56,729, which is included in accounts payable and accrued expenses in the accompanying Statement of Financial Condition.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.